SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

Daniel K. Turner III

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) PN

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux IV Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) OO

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) OO

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons John Savarese

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,019 (2)

	8.	Shared Voting Power 2,277,545 (3)

	9.	Sole Dispositive Power 6,019 (2)

	10.	Shared Dispositive Power 2,277,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (5)

14.	Type of Reporting Person (See Instructions) IN

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,719 shares and (ii) options to purchase 3,300 shares, vesting ratably quarterly over one year commencing on the June 10, 2010.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(5) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Howard D. Palefsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,806

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power 3,806

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Manish Chapekar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,719

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power 2,719

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,350

	8.	Shared Voting Power 2,277,545 (2)

	9.	Sole Dispositive Power 4,350

	10.	Shared Dispositive Power 2,277,545 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,439 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.8% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; and (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(3) Includes (i) 1,827,712 shares held by MEP IV; (ii) fully exercisable warrants to purchase 420,157 shares held by MEP IV; (iii) fully exercisable warrants to purchase 29,676 shares held by MA IV; (iv) 2,719 shares held by Savarese; (v) options to purchase 3,300 shares held by Savarese, vesting ratably quarterly over one year commencing on the June 10, 2010; (vi) 2,719 shares held by Chapekar; (vii) 3,806 shares held by Palefsky; and (viii) 4,350 shares held by Turner.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

(4) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

Item 1.	Security and Issuer.

(a)   This Amendment No. 2 to Schedule 13D is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MAKO Surgical Corp. (the “Issuer”).

(b)   The principal executive office of the Issuer is located at 2555 Davie Road, Fort Lauderdale, Florida 33317.

Item 2.	Identity and Background.

(a)   This Amendment No. 2 to Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)   The address of the principal place of business of the Reporting Persons is 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, California 94025.

(c)   The principal business of the Reporting Persons is venture capital investment.

(d)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MEP IV is a California limited partnership.  MA IV is a California limited liability company.  MEM IV is a California limited liability company.  Savarese is a citizen of the United States of America.  Chapekar is a citizen of the United States of America.  Palefsky is a citizen of the United States of America.  Turner is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling MEM IV, the general partner of MEP IV and manager of MA IV (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Savarese acquired options to purchase 3,300 shares of Common Stock at a price per share of $12.87 on June 10, 2010 as consideration for his services as a director of the Company.  No part of any purchase by the aforementioned person was financed with borrowed funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

In connection with the in-kind pro-rata distribution of shares of Common Stock to its general and limited partners reported in Amendment No. 1 to Schedule 13D, MEP IV was unable to distribute, and therefore continues to hold, 107,043 of such shares of Common Stock on behalf of certain of its limited partners (the “Special Limited Partners”).  Pursuant to the terms of a contract with the Special Limited Partners, MEP IV is obligated to use commercially reasonable efforts to effect the disposition of any securities held by the Special Limited Partners that would otherwise be distributed in-kind to the accounts of its other limited partners.  Additionally, MEP IV is obligated to use all reasonable efforts to achieve the best possible price for such securities.

Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of their respective pecuniary interests therein.

Savarese acquired options to purchase 3,300 shares of Common Stock at a price per share of $12.87 on June 10, 2010 as consideration for his services as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Amendment No. 2 to Schedule 13D is provided as of June [    ], 2010:

Reporting Persons	Shares Held Directly	Options. / Warrants Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

MEP IV	1,827,712	420,157	0	2,277,545	0	2,277,545	2,294,439	6.8%

MA IV	0	29,676	0	2,277,545	0	2,277,545	2,294,439	6.8%

MEM IV	0	0	0	2,277,545	0	2,277,545	2,294,439	6.8%

Savarese	2,719	3,300	6,019	2,277,545	6,019	2,277,545	2,294,439	6.8%

Chapekar	2,719	0	2,719	2,277,545	2,719	2,277,545	2,294,439	6.8%

Palefsky	3,806	0	3,806	2,277,545	3,806	2,277,545	2,294,439	6.8%

Turner	4,350	0	4,350	2,277,545	4,350	2,277,545	2,294,439	6.8%

(1) MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  MEM IV  shares power to vote and dispose of the shares held by MEP IV.  Savarese, Chapekar, Palefsky and Turner serve as managers of MEM IV and may be deemed to share power to vote and dispose of the shares held by MEP IV and MA IV; however, Savarese, Chapekar, Palefsky and Turner disclaim beneficial ownership of the shares held by MEP IV and MA IV, except to the extent of their respective pecuniary interests therein.

(2) This percentage is calculated based upon 33,767,675 shares of Common Stock outstanding (as of April 29, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

(c) Savarese acquired options to purchase 3,300 shares of Common Stock at a price per share of $12.87 on June 10, 2010 as consideration for his services as a director of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Amendment No. 2 to Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit A: Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2010

MONTREUX EQUITY PARTNERS IV, L.P.

By:	Montreux Equity Management IV, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX IV ASSOCIATES, LLC.

By:	Montreux Equity Management IV, LLC
Its:	Manager

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

/s/ John Savarese
John Savarese

/s/ Manish Chapekar
Manish Chapekar

/s/ Howard D. Palefsky
Howard D. Palefsky

/s/ Daniel K. Turner III
Daniel K. Turner III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE I

John Savarese

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Manish Chapekar

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Howard D. Palefsky

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Daniel K. Turner III

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

Exhibit A:  Agreement regarding filing of joint Schedule 13D.

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Amendment No. 2 to Schedule 13D (and any amendments thereto) relating to the common stock of MAKO Surgical Corp. is filed on behalf of each of the undersigned.

Dated: June 17, 2010

MONTREUX EQUITY PARTNERS IV, L.P.

By:	Montreux Equity Management IV, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX IV ASSOCIATES, LLC.

By:	Montreux Equity Management IV, LLC
Its:	Manager

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

/s/ John Savarese
John Savarese

/s/ Manish Chapekar
Manish Chapekar

/s/ Howard D. Palefsky
Howard D. Palefsky

/s/ Daniel K. Turner III
Daniel K. Turner III

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)